SEC FILE NO. 70-7727
                              SEC FILE NO. 70-8593
                              SEC FILE NO. 70-9793
                              SEC FILE NO. 70-9941


                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549



                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS



                                FirstEnergy Corp.

--------------------------------------------
                                            :
         In the matter of                   :
         FirstEnergy Corp.                  :        Certificate Pursuant
                                            :        to Rule 24 of Partial
                                            :        Completion of
                                            :        Transactions
         SEC File No. 70-7727               :
         SEC File No. 70-8593               :
         SEC File No. 70-9793               :
         SEC File No. 70-9941               :
         (Public Utility Holding Company Act:
         of 1935)                           :
--------------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

        The undersigned, FirstEnergy hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the
Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-7727, 70-8593, 70-9793 and 70-9941 respectively, have been carried out in accordance with the Commission's Orders dated October 29, 2001, December 19, 2000, December 22, 1997, November 16, 1995, June 14, 1995,
December 28, 1994, September 12, 1994, December 18, 1992, and June 26, 1990 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-7727, and the Commission's Orders dated December 26, 2000, December 22, 1997, November 5, 1997, March 6, 1996, January 19, 1996 and July 6, 1995 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-8593, as follows:


1.      Guarantees Issued
        -----------------

        As successor-by-merger to GPU, FirstEnergy assumed all obligations of GPU under the following guarantees, which were outstanding during the period January 1, 2003 through March 31, 2003:

        (a) Guarantee dated September 1, 1999 for up to $21.3 million in connection with the conversion of a construction loan to a term loan for the Termobarranquilla (TEBSA) project in Colombia. This guarantee expires four years after the loan conversion date (September 2003).

        (b)  Guarantee  of  the   obligations   of  GPUI  Colombia   Ltd.,   and
International Power Advisors, Inc. (the Operators), both of which are subsidiaries of GPU Power, Inc. (GPU Power), which is a wholly owned subsidiary of FirstEnergy, under the operations and maintenance agreement (O&M Agreement) in the TEBSA project. The liability of the Operators under the O&M Agreement is $6.0 million.

        (c) Guarantee to General Electric Capital Corporation of amounts up to the lesser of six months average rent (approximately $8.1 million) or $10 million, to the extent Lake Cogen, Ltd. fails to pay rent when due under the terms of the project lease or chooses not to renew the lease after its initial 11-year term, which expires in August 2004. Lake Cogen, Ltd. is a former subsidiary of GPU International, Inc., which was sold by GPU to Aquila Energy Corporation (Aquila) in December 2000. Aquila has indemnified FirstEnergy for any losses, which FirstEnergy may incur under this guarantee.

2.      Investments by FirstEnergy in Exempt Wholesale Generators
        ---------------------------------------------------------
        and Foreign Utility Companies, and Percentage of Equity Ownership
        -----------------------------------------------------------------

        Set forth below is a summary of the direct or indirect investments as defined in SEC Rule 53(a) by FirstEnergy, as of March 31, 2003 in EWGs and foreign utility companies (FUCOs), as well as the percentage of equity ownership.

                                          First             First               Owners not affiliated with
                                         Energy's         Energy's %                  FirstEnergy
                           FUCO         Investment         Equity         -----------------------------------
Associate                   or          at 3/31/03         Owner-                                     Type of
 Company                   EWG            ($000)**          ship          Name of Entity              Entity
---------                  ----         -----------       -------         ---------------             -------

Empresa                    EWG            30,151*         50.001%      AFP Prevision BBV              Foreign
Guaracachi S.A.                                                        AFP Futuro de Bolivia Foreign

Guaracachi                 EWG            55,450*         100%         Not Applicable                  N/A
America, Inc.

GPU Power, Inc.            EWG           155,705          100%         Not Applicable                  N/A

EI International           EWG             1,476*         100%         Not Applicable                  N/A

GPUI Colombia,             EWG             2,048*         100%         Not Applicable                  N/A
Ltda.

Midlands                   FUCO           64,200          20.1%        Aquila, Inc.                    Domestic
Electricity plc
(Midlands)

Termobarranquilla          EWG            92,156*         28.67%       ABB Energy Ventures,            Foreign
S.A.                                                                   Inc.
                                                                       Lancaster Steel                 Foreign
                                                                       Distral Group                   Foreign
                                                                       Corp. Electrica                 Foreign
                                                                       De la Costa
                                                                       Atlantica

EI Barranquilla,           EWG            47,639*         100%         Not Applicable                    N/A
Inc.

Barranquilla               EWG            46,580*         100%         Not Applicable                    N/A
Lease Holdings,
Inc.

Los Amigos                 EWG                12*         100%         Not Applicable                    N/A
Leasing Company,
Ltd.

International
Power Advisors,
Inc.                       EWG             3,962*         100%         Not Applicable                    N/A

                                       4

                                          First             First               Owners not affiliated with
                                         Energy's         Energy's %                  FirstEnergy
                           FUCO         Investment         Equity         -----------------------------------
Associate                   or          at 3/31/03         Owner-                                     Type of
 Company                   EWG            ($000)**          ship          Name of Entity              Entity
---------                  ----         -----------       -------         ---------------             -------

Empresa
Distribuidora
Electrica
Regional,S.A.
(EMDERSA)                  FUCO          280,841          100%            Not Applicable               N/A

FE Generation
Corp.                      EWG           807,635          100%            Not Applicable               N/A
                                      ----------

Total Aggregate
Investment in
EWGs & FUCOs *                        $1,308,381
                                       =========

(*) FirstEnergy's aggregate investment does not include the items shown with asterisks in order to avoid duplication.

(**) Aggregate investment amounts reflected here do not include any goodwill or other fair value adjustments.

        As of March 31, 2003, FirstEnergy also owned, directly or indirectly, a 100% interest in each of the following EWGs, in which its aggregate investment did not exceed $10,000: GPU Power Philippines, Inc.

        In accordance with Orders dated July 6, 1995 and March 6, 1996 in SEC File No. 70-8593, and Orders dated October 29, 2001 in SEC File No. 70-9793 and 70-9941 and in addition to the reimbursement agreements described in item 1 above, the following is reported:


1.      Financial Statements
        --------------------

        A copy of GPU Capital, Inc.'s (GPU Capital) and GPU Power's unaudited Consolidated Balance Sheets as of March 31, 2003 and unaudited Consolidated Statements of Operations for the twelve months ended March 31, 2003 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).

        GPU Capital was incorporated to secure financing to prepay indebtedness of certain subsidiaries of GPU Electric, Inc. (GPU Electric), and for working capital purposes including investments and acquisitions. A capital contribution was made to GPU Capital of all of the issued and outstanding common stock of GPU Electric, which then became a wholly owned subsidiary of GPU Capital. GPU Capital is a wholly owned subsidiary of FirstEnergy.

        GPU Capital and GPU Electric own and operate electric transmission and distribution systems outside the United States and will be referred to as "GPU Electric."


2.      Investments in Exempt Entities
        ------------------------------

        In July 1999, GPU Electric became the 100% owner (formerly 50% owner) of Avon Energy Partners Holdings, Inc. (Avon) by acquiring the additional 50% ownership interest for (pound)452.5 million (approximately US $714 million). Accordingly, GPU Electric became the sole owner of Midlands' electric distribution and contracting businesses as well as independent power plants worldwide. The acquisition was financed at that time through a US $250 million equity contribution, the issuance of US $50 million of commercial paper by GPU Capital, and a two-year (pound)245 million (approximately US $357 million) credit agreement entered into by EI UK Holdings (EI UK), a wholly owned subsidiary of GPU Electric.

        In March 2002, FirstEnergy announced that it had finalized terms of a joint venture agreement with Aquila, Inc. (formerly Utilicorp United) for Aquila to acquire partial ownership of Avon. Accordingly, on May 8, 2002 Aquila acquired a 79.9 percent interest in Avon for approximately $1.9 billion including the assumption of $1.7 billion of debt. FirstEnergy (through GPU Electric) and Aquila together own all of the outstanding shares of Avon through a jointly owned subsidiary, Aquila Sterling Holdings, Inc. (ASH) with each company having a 50 percent voting interest. FirstEnergy's investment in ASH is held by EI UK.

        In 1999, GPU Electric acquired Empresa Distribuidora Electrica Regional, S.A. (Emdersa), an Argentine holding company, for $375 million. The acquisition was financed at that time through the issuance of commercial paper by GPU Capital and a $50 million capital contribution.

        All of the acquisition debt associated with FirstEnergy's ownership of the above mentioned FUCOs has been retired.


3.      Description of Exempt Entities in Which There are Funds Invested
        ----------------------------------------------------------------

FirstEnergy Generation Corp.
---------------------------

        FirstEnergy Generation, incorporated in October 2000, is a wholly owned subsidiary of First Energy Solutions. FirstEnergy Generation operates fossil fuel plants and a pumped storage plant, most of which is leased from the FirstEnergy Solutions companies and sells all of its output at wholesale prices to FirstEnergy Solutions.

Empresa Guaracachi, S.A.
------------------------

        In July 1995, GPU Power, through Guaracachi America, Inc. acquired from the Bolivian Government a 50.001% interest in Empresa Guaracachi, S.A. (EGSA). EGSA has an aggregate capacity of 338 MW of natural gas-fired and oil-fired generation facilities located in Bolivia in and around the cities of Santa Cruz, Sucre and Potosi which represents more than one-third of Bolivia's generation capacity.

Termobarranquilla, S.A.
-----------------------

        In October 1995, GPU Power, through EI Barranquilla, Inc., acquired a 28.67% interest in Termobarranquilla, S.A., Empresa de Servicios Publicos (TEBSA). TEBSA has an aggregate capacity of 895 MW of gas-fired generation facilities located near Barranquilla, Colombia. Electricity generated by these facilities is sold to Corporacion Electrica de la Costa Atlantica under a long-term (20.5 years) contract.

Barranquilla Lease Holdings, Inc. and Los Amigos Leasing Company, Ltd.
----------------------------------------------------------------------

        Barranquilla Lease Holdings, Inc., a subsidiary of GPU Power, through its wholly owned subsidiary Los Amigos Leasing Company, Ltd. (Leaseco), owns and leases to TEBSA equipment in generation facilities constructed and operated by TEBSA. The lease provides for TEBSA to make monthly lease payments to Leaseco through September 2011.

Midlands
--------

        Midlands distributes electricity to 2.3 million customers in England in an area with a population of five million. Midlands also owns an independent power production business that generates electricity in England and internationally.

Emdersa
-------

        Emdersa owns three electric distribution companies that serve three provinces in northwest Argentina. The three distribution companies serve approximately 335,000 customers throughout a service territory of approximately 124,300 square miles. The provinces have a total population of about 1.5 million.


4.      Services Obtained From Associated Companies
        -------------------------------------------

        FirstEnergy Generation received administrative and construction services from associate companies (primarily FirstEnergy Service Company) in the amount of $16,607,442 for the three months ended March 31, 2003. FirstEnergy Service Company also provided administrative services to GPU Power and GPU Electric in the amount of $215,774 and $110,714 respectively, for the three months ended March 31, 2003 in support of operations and management activities.


5.      Services Provided to Associated Companies
        ------------------------------------------

        A description of services provided by FirstEnergy Generation and GPU Power to associate companies during the period January 1, 2003 through March 31, 2003 will be filed separately under a request for confidential treatment under Rule 104(b). GPU Electric did not provide any services to associate companies during this reporting period.

        In accordance with the Commission's Order dated November 5, 1997 in SEC File No. 70-8593, and the Order dated October 29, 2001 in SEC File No. 70-9793 and 70-9941 the following is reported:

a) FirstEnergy's aggregate investment includes all amounts invested, or commitments to be invested, in foreign utility companies (FUCOs) and exempt wholesale generators (EWGs), for which there is recourse, directly or indirectly, to the registered holding company. Accordingly, FirstEnergy's aggregate investment as of March 31, 2003 is as follows:

                                                        (In Thousands)
                                                        --------------
FUCOs
-----

Midlands Electricity plc                                  $   64,200
Emdersa                                                      280,841
                                                           ---------
         Subtotal                                            345,041
                                                           ---------

EWGs
----

FE Generation Corp.                                       $  807,635
GPU Power, Inc.                                              155,705
                                                           ---------
         Subtotal                                            963,340
                                                           ---------
         Aggregate Investment in FUCOs and EWGs           $1,308,381
                                                           =========

b) As of March 31, 2003 FirstEnergy's Aggregate Investment in FUCOs and EWGs (in thousands) is $1,308,381.

Aggregate Investment as a Percentage of FirstEnergy and Subsidiary Companies:
----------------------------------------------------------------------------

Total capitalization                    $ 21,549,917                 6.1%
Net utility plant                       $ 12,977,054                10.1%
Total consolidated assets               $ 33,518,747                 3.9%
Market value of common equity           $  9,375,543                14.0%

c) FirstEnergy and Subsidiary Companies Consolidated Capitalization Ratios as of March 31, 2003:


                                        Amount (000's)                  %
                                        -------------                   -

Common equity                           $  7,262,260                  33.7
Cumulative preferred stock                   355,392                   1.6
Subsidiary-obligated mandatory
  redeemable preferred securities            409,971                   1.9
Subsidiary-obligated trust
  preferred securities                             -                     -
Long-term debt                            12,666,967                  58.8
Notes payable                                855,327                   4.0
                                         -----------                 -----

         Total capitalization           $ 21,549,917                 100.0%
                                         ===========                 =====

d) Market-to-book ratio of FirstEnergy and Subsidiary Companies common stock at March 31, 2003:

Closing Market Price per Share                                    $  31.50
Book Value per Share                                              $  24.64
Market-to Book Ratio of Common Stock                                 127.8%

e) Analysis of Growth in Retained Earnings for FirstEnergy and Subsidiary
Companies:

                                                              (In Thousands)
                                                              --------------
Retained Earnings as of 03/31/03                               $1,842,283
Retained Earnings as of 12/31/02                                1,711,457
                                                                ---------
Growth in Retained Earnings                                    $  130,826
                                                                =========

Analysis of Growth in Retained Earnings:

Income contribution from regulated utility companies           $  259,344
Income contribution from FUCOs/EWGs                                16,574
Income contribution from all other companies                        6,536
FirstEnergy Holding and Service companies                         (41,469)
Cash dividends declared on common stock                          (110,159)
                                                                ----------
Growth in Retained Earnings                                    $  130,826
                                                                =========


f) Statements of Operations for the period ended March 31, 2003 for the following Project Parents and Exempt Entities will be filed separately under a request for confidential treatment under Rule 104 (b):

                      Termobarranquilla, S.A.
                      GPUI Colombia, Ltda.
                      Empresa Guaracachi, S.A.
                      FirstEnergy Generation Corp.
                      Emdersa

                                    SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS CERTIFICATE TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                FirstEnergy Corp.


                                By:/s/ Harvey L. Wagner
                                       Harvey L. Wagner
                                   --------------------------
                                   Vice President, Controller
                                  and Chief Accounting Officer



Date:    May 30, 2003